
WOODSIDE
AUSTRALIAN ENERGY

03 SEP 25 AM 7:21

11 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


03032299

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Asia Upstream 2003 presentation by Stuart Brown, lodged with the Australian Stock Exchange on 10 September 2003;
- North West Shelf Venture continues business relationship with Kansai Electric, lodged with the Australian Stock Exchange on 10 September 2003;
- Gulf of Mexico Atwater Valley 574 #2 ST1 and ST2 (Neptune-5 Sidetrack 1 and Sidetrack 2 Appraisal Wells), lodged with the Australian Stock Exchange on 11 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

82- 2280

10 September 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Asia Upstream 2003
Singapore
10 September 2003

Woodside's New Ventures Strategy and Planning Manager, Stuart Brown, presents to the Asia Upstream 2003 conference in Singapore today. A copy of the presentation will be posted on Woodside's web site (www.woodside.com.au) at the 'Investor Information Centre' under Presentations/Speeches/Publications.

KAREN LANGE
Company Secretary

82-2280

10 September 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

North West Shelf Venture continues business relationship with Kansai Electric

Please find attached a News Release issued by North West Shelf Australia LNG Pty Ltd.

For investor inquiries please contact Mike Lynn, Investor Relations Manager, Woodside Energy Ltd. on:

Work: (08) 9348 4283
Mobile: 0439 691 592
E-mail: mike.lynn@woodside.com.au

For media inquiries, please contact Tony Johnson, Senior Adviser External Affairs, Woodside Energy Ltd. on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: tony.johnson@woodside.com.au

KAREN LANGE
Company Secretary

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

NORTH
WEST
SHELF
LNG

NEWS RELEASE

10 September 2003
1:30pm (WST)

NORTH WEST SHELF VENTURE CONTINUES BUSINESS RELATIONSHIP WITH KANSAI ELECTRIC

The North West Shelf Venture LNG Sellers today signed a heads of agreement with The Kansai Electric Power Company, Inc., for long-term LNG supply.

The agreement is for the supply and purchase of 0.5 million tonnes of LNG a year between 2009 and 2014 and 0.925 million tonnes of LNG a year between 2015 and 2023.

Kansai Electric is an existing customer of the North West Shelf Venture and signed an LNG sale and purchase agreement with the NWS LNG Sellers in 1985 for 1.13 million tonnes of LNG a year for 20 years, starting in 1989.

North West Shelf Australia LNG President John Banner, said the Venture was delighted to continue its business relationship with Kansai Electric.

"We are very pleased that Kansai Electric has chosen LNG from the North West Shelf Venture to meet its future energy needs," Mr Banner said.

"Kansai Electric was one of our first LNG customers and over the past 14 years its support and commitment has helped us to become Australia's biggest resource development. We look forward to further strengthening our valued relationship in the years ahead."

The Kansai Electric Power Company is Japan's second biggest power company and provides electricity to 13 million customers in Japan's Kansai region. The utility has a generating capacity of about 35,000 megawatts, which is produced by three nuclear plants, 13 fossil-fuelled plants, and 145 hydroelectric plants.

North West Shelf Australia LNG provides LNG marketing services to the North West Shelf Venture, which is operated by Woodside Energy Ltd.

Mr Banner added that the North West Shelf Venture recently reached a major milestone in delivering its 1500th cargo of LNG to Japan, demonstrating the project's excellent reputation as a reliable producer and supplier of LNG.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd.; BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia)

82-2280

11 September 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico Atwater Valley 574 #2ST1 and ST2
(Neptune-5 Sidetrack 1 and Sidetrack 2 Appraisal Wells)

Woodside Petroleum Ltd. reports that operations on the Neptune-5 Sidetrack 1 and Sidetrack 2 appraisal wells, in the deepwater Gulf of Mexico, Atwater Valley Block 574, are being concluded. The sidetracks were drilled following positive results in the original Neptune-5 well which encountered a gross oil column of approximately 1,200 feet, with more than 500 feet of net oil pay.

Sidetrack 1 was drilled to a target down-structure from the original Neptune-5 location. The well penetrated an oil water contact and extended the gross oil column by approximately 100 feet. Good reservoir quality sands were encountered and the well was plugged back to enable drilling of a second sidetrack.

Sidetrack 2 was drilled to an up-structure location and encountered a net oil column that Woodside estimates to be approximately 120 feet. The oil recovered was of similar quality to the oil encountered in the original Neptune-5 well. Operations are currently being conducted to temporarily abandon the well as a potential producer in the event that Neptune is shown to be commercially viable.

The temporary abandonment of Sidetrack 2 concludes the current appraisal operations on the Neptune Field. The results of all three wells have been very encouraging and will be integrated with field development studies.

The Neptune discovery is located in the Atwater Foldbelt region of the Central Gulf of Mexico. This area includes the Mad Dog and Atlantis fields, which are currently being developed by other joint ventures.

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., has a 20% working interest in the leases which contain the Neptune Field.

KAREN LANGE
Company Secretary